PW



10032128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

SEC Mail Processing Section

AUG 19 2010

Washington, DC 110

SEC FILE NUMBER
8- 44352

PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Onyx Partners, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9901 Covington Cross Drive, Suite 190
(No. and Street)

Las Vegas (City) — Nevada (State) — 89144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cathy Daniels — (702) 365-6699 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith & Company, LLC
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Drive, Henderson, Nevada, 89052
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PW

OATH OR AFFIRMATION

I, Andrew Astrachan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Onyx Partners, Incorporated, as of June 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CATHY M. DANIELS
Commission # 1778333
Notary Public - California
Los Angeles County
My Comm. Expires Nov 5, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

Independent Registered Public Accounting Firm
AUDITORS' REPORT

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

June 30, 2010

ONYX PARTNERS, INCORPORATED

Table of Contents

	PAGE
Report of Independent Registered Public Accounting Firm	1
Balance Sheet as of June 30, 2010	2
Statements of Operations for the years ended June 30, 2010 and 2009	3
Statement of Stockholder's Equity for the years ended June 30, 2010 and 2009	4
Statements of Cash Flows for the years ended June 30, 2010 and 2009	5
Notes to Financial Statements	6 – 10
Supplemental Information Computation of net capital for brokers and dealers	12 – 13
Independent Registered Public Accounting Firm Report on Internal Controls Required by SEC Rule 17a-5	14 – 15


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Onyx Partners, Incorporated
Las Vegas, Nevada

We have audited the accompanying balance sheet of Onyx Partners, Incorporated as of June 30, 2010 and the related statements of operations, stockholder's equity and cash flows for the years ended June 30, 2010 and 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2010 and the related statements of operations, stockholder's equity and cash flows for the years ended June 30, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 12 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC
Henderson, Nevada

August 6, 2010

ONYX PARTNERS, INCORPORATED
BALANCE SHEET
JUNE 30, 2010
(AUDITED)

ASSETS

Current assets		
Cash	$	156,251
Prepaid expense		3,327
Total current assets		159,577
Property and equipment, net		4,882
Total assets	$	164,460

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	6,379
Total current liabilities		6,379
Total liabilities	$	6,379
Commitments and contingencies		--
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized, 2,000 issued and outstanding		137,000
Additional paid-in capital		200,000
Accumulated deficit		(178,919)
Total stockholder's equity		158,081
Total liabilities and stockholder's equity	$	164,460
		--

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENTS OF OPERATIONS
(AUDITED)

	For the Year Ended June 30, 2010	For the Year Ended June 30, 2009
Revenues		
Fee income	$ --	$ --
Cost of revenues	--	--
Gross profit	--	--
Operating expenses		
Communications	6,449	8,074
Depreciation	596	1,480
Employee compensation and benefits	115,000	115,000
Office supplies and expense	8,760	8,423
Other operating expenses	24,586	27,524
Professional fees	18,922	12,474
Payroll taxes	8,457	8,159
Travel and entertainment	465	445
Total operating expenses	183,235	181,579
Loss before provision for income taxes	(183,235)	(181,579)
Other income		
Interest income	819	2,504
Total other income	819	2,504
Net loss	$ (182,417)	$ (179,075)
Basic loss per common share	$ (91.21)	$ (89.54)
Basic weighted average common shares outstanding	2,000	2,000

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 20, 2009 AND 2008
(AUDITED)

	Common Stock		Additional	Retained	Total Stockholder's
	Shares	Amount	paid-in capital	Earnings	Equity
Balance, June 30, 2008	2,000	137,000	-	182,573	319,573
Net loss	-	-	-	(179,075)	(179,075)
Balance, June 30, 2009	2,000	137,000	-	3,498	140,498
Shareholder contribution July 13, 2009	-	-	200,000	-	200,000
Net loss	-	-	-	(182,417)	(182,417)
Balance, June 30, 2010	2,000	$ 137,000	$ 200,000	$ (178,919)	$ 158,081

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENTS OF CASH FLOWS
(AUDITED)

	For the Year Ended June 30, 2010	For the Year Ended June 30, 2009
Cash flows from operating activities:		
Net loss	$ (182,417)	$ (179,075)
Adjustments to reconcile net loss to net cash used by operating ativities:		
Depreciation	596	1,480
Changes in operating assets and liabilities:		
Change in security deposit	--	--
Change in prepaid expenses	15	735
Change in accounts payable	6,308	(331)
Net cash used by operating activities	(175,497)	(177,191)
Cash flows from investing activities:		
Purchase of fixed assets	(3,431)	--
Net cash used by investing activites	(3,431)	--
Cash flows from financing activities:		
Contribution from shareholder	200,000	--
Net cash used by investing activites	200,000	--
Net change in cash	21,072	(177,191)
Cash, beginning of period	135,179	312,370
Cash, end of period	$ 156,251	$ 135,179

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010
(AUDITED)

NOTE 1 – ORGANIZATION

Onyx Partners, Inc., a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company" or "Onyx") was qualified as a broker-dealer with the National Association of Securities Dealers (now known as the Financial Industry Regulatory Authority (FINRA)) in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment adviser with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Fair Value

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when earned and realization is reasonably assured.

Property and Equipment:

Property and equipment are stated at cost less accumulated depreciation. Property and equipment are depreciated over the estimated useful lives of the assets on a straight line basis. Estimated useful lives of the assets are between three to seven years.

Property and equipment as of June 30, 2010 consisted of the following:

Furniture and equipment	$ 160,519
Less accumulated depreciation	(155,637)
Total property and equipment	$ 4,882

Depreciation expense for the fiscal years ended June 30, 2010 and 2009 was $596 and $1,480, respectively.

Basic Earnings Per Share:

Basic earnings per share of common stock were computed by dividing income available to common stockholders (net income, less the preferred stock dividend requirement), by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Income Taxes:

The Company accounts for income taxes in accordance with accounting guidance now codified as FASB ASC Topic 740, "*Income Taxes*". This Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax assets be recognized for temporary differences that will result in deductible amounts in future years and for carryforwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In April 2010, the FASB issued ASU No. 2010-17, "Revenue Recognition - Milestone Method (Topic 605): Milestone Method of Revenue Recognition" (codified within ASC 605 - Revenue Recognition). ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. ASU 2010-17 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-17 is not expected to have any material impact on our financial position, results of operations or cash flows.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In March 2010, the FASB issued ASU No. 2010-11, "Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives" (codified within ASC 815 - Derivatives and Hedging). ASU 2010-11 improves disclosures originally required under SFAS No. 161. ASU 2010-11 is effective for interim and annual periods beginning after June 15, 2010. The adoption of ASU 2010-11 is not expected to have any material impact on our financial position, results of operations or cash flows.

In February 2010, the FASB issued Accounting Standards Update 2010-09 (ASU 2010-09), Subsequent Events (Topic 855), amending guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended June 30, 2010. The adoption of this guidance did not have a material impact on our financial statements.

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. This amendment to Topic 810 clarifies, but does not change, the scope of current US GAAP. It clarifies the decrease in ownership provisions of Subtopic 810-10 and removes the potential conflict between guidance in that Subtopic and asset derecognition and gain or loss recognition guidance that may exist in other US GAAP. An entity will be required to follow the amended guidance beginning in the period that it first adopts FAS 160 (now included in Subtopic 810-10). For those entities that have already adopted FAS 160, the amendments are effective at the beginning of the first interim or annual reporting period ending on or after December 15, 2009. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. The Company does not expect the provisions of ASU 2010-02 to have a material effect on the financial position, results of operations or cash flows of the Company.

NOTE 4 – LEASE COMMITMENTS

During fiscal years ended June 30, 2010 and 2009, the Company used office space in Las Vegas, Nevada at no cost. Such costs are immaterial to the financial statements and, accordingly have not been reflected therein. The office space is owned by a non-related party. It has not been determined if this arrangement will continue in future periods.

On December 14, 2007, the Company entered into a three year non-cancelable lease, expiring in December 2010, with monthly payments totaling $1,172. The following is a schedule of minimum lease payments required under the above operating lease as of June 30, 2010:

Fiscal 2010	14,064
Fiscal 2011	5,860
	$ 19,924

Lease expense for the fiscal years ended June 30, 2010 and 2009 was $14,108 and $14,066, respectively.

NOTE 5 – CAPITAL CONTRIBUTIONS

On July 13, 2009, the sole officer of the Company Andrew J. Astrachan, contributed $200,000 for the purpose of maintaining minimum net capital requirements as required by a registered Broker Dealer. No common stock was exchanged for the contribution.

NOTE 6 – INCOME TAXES

The Company has losses carried forward for income tax purposes for June 30, 2010 and 2009. There are no current or deferred tax expenses for the period ended June 30, 2010 or 2009 due to the Company's loss position. The Company has fully reserved for any benefits of these losses. The deferred tax consequences of temporary differences in reporting items for financial statement and income tax purposes are recognized, as appropriate. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including the Company's ability to generate taxable income within the net operating loss carryforward period.

Management has considered these factors in reaching its conclusion as to the valuation allowance for financial reporting purposes.

ONYX PARTNERS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS (continued)
JUNE 30, 2010
(AUDITED)

NOTE 6 – INCOME TAXES (continued)

The provision for refundable federal income tax consists of the following:

	2010	2009
Deferred tax asset attributable to:		
Current operations	$ (63,846)	$ (62,676)
Less: Change in valuation allowance	63,846	62,676
Net refundable amount	$ --	$ --

The composition of the Company's deferred tax assets as at June 30, 2010 and 2009 is as follows:

	2010	2009
Net operating loss carryforward	$ (534,207)	$ (351,790)
Statutory federal income tax rate	35%	35%
Deferred tax asset	(186,972)	(123,127)
Less: Valuation allowance	186,972	123,127
Net deferred tax asset	$ --	$ --

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at June 30, 2010 and June 30, 2009, the Company has an unused operating loss carry-forward balance of approximately $534,207 and $351,790 respectively, which begins to expire in 2027.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2010, the Company has net capital, as defined, of $149,872 which was in excess of its required net capital by $49,872. The Company's ratio of aggregate indebtedness to net capital at June 30, 2010 was .00426 to 1 (see schedule I in supplemental information).

ONYX PARTNERS, INCORPORATED
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
JUNE 30, 2010

The audit has been made primarily for the purpose of expressing an opinion on the basic financial statements taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the Financial Industry Regulatory Authority [FINRA].

ONYX PARTNERS, INCORPORATED
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS
JUNE 30, 2010

ONYX Partners, Incorporated
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
June 30, 2010

Total stockholder's equity qualified for net capital	$	158,081
Additions		-
Total		158,081
Deductions		
Prepaid Expenses		3,327
Fixed Assets		4,882
		8,209
Net Capital		149,872
Minimum Net Capital required		100,000
Excess Capital	$	49,872
Minimum net capital at 120%	$	120,000
Total aggregate indebtedness included in statement of financial condition	$	6,379
Ratio of aggregate indebtedness to net capital		.0426 to 1

ONYX PARTNERS, INCORPORATED
SUPPLEMENTAL INFORMATION
TO FINANCIAL STATEMENTS (continued)
JUNE 30, 2010

ONYX Partners, Incorporated

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2010

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
June 30, 2010

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
June 30, 2010

The following is a reconciliation, as of June 30, 2010 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 149,872
Audit Adjustments:	
None	-
Audited	$ 149,872


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm Report
On Internal Accounting Controls Required by SEC Rule 17a-5

To the Board of Directors
Onyx Partners, Incorporated
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of Onyx Partners, Incorporated for the year ended June 30, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.

De Joya Griffith & Company, LLC

De Joya Griffith & Company, LLC
Henderson, Nevada

August 6, 2010